W. SCOTT LAWLER
                                ATTORNEY AT LAW

                        3550 N. Central Ave., Suite 1025
                                Phoenix, AZ 85012
                            Telephone: 602-466-3666


W. SCOTT LAWLER, ESQ.
Admitted in Arizona and California

                                                                  April 25, 2011

Filed Via Edgar

Ms. Pamela Long - Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549

Re: Explore Anywhere Holding Corp. (the "Registrant")
    Amendment No. 3 to Form 8-K
    Filed March 21, 2011
    File No. 001-33933

Dear Ms. Long:

I am legal counsel for the Registrant. This letter shall confirm the telephone conversation held on April 25, 2011, between me and Ms. Sherry Haywood of the SEC, concerning the SEC's letter to the Registrant dated April 18, 2011, with regards to the above-referenced Form 8-K. In such conversation I requested, on behalf of the Registrant, that the SEC provide the Registrant with a ten (10) business day extension to file its response to the SEC's April 18th letter responsive and Ms. Haywood granted such extension. As a result, the deadline for the Registrant to file its response is letter to the SEC is May 16, 2011.

Sincerely,


/s/ W. Scott Lawler
---------------------------
W. Scott Lawler, Esq.